UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Wm. Wrigley Jr. Company
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                                (Name of Issuer)

       Common Stock (no par value) and Class B Common Stock (no par value)
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                         (Title of Class of Securities)

          982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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                                 (CUSIP Number)

                              Alison Wrigley Rusack
                   1825 Ballard Canyon Road, Solvang, CA 93463
                                  (805)688-1278
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Explanatory Note:

This Amendment is being filed to indicate the nature of shared and dispositive power of certain shares held by the reporting person. See Footnote 2 on Page 3 of this Amendment.


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


                                  SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alison Wrigley Rusack

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         N/A

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois

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                            7      SOLE VOTING POWER(1) (see Item 3)
NUMBER OF SHARES                   40,028 shares of Common Stock
  BENEFICIALLY              ----------------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER
     EACH                          0
   REPORTING                ----------------------------------------------------
    PERSON                  9      SOLE DISPOSITIVE POWER(1)
     WITH                          1,000,028 shares of Common Stock and
                                   480,000 shares of Class B Common Stock
                            ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,028
         shares of Common Stock and 480,000 shares of Class B Common Stock

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.5% of shares of Common Stock and 1.1% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 0.8% of the issued and outstanding Common Stock.

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14       TYPE OF REPORTING PERSON
         00

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--------
(1) Includes 40,028 shares of Common Stock held by the filing person individually. Some of these shares of Common Stock and Class B Common Stock are subject to purchase under a right of first refusal.

SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)

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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         Alison Wrigley Rusack, Co-Trustee of various Wrigley family trusts

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         N/A

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois
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                            7      SOLE VOTING POWER (see Item 3)
NUMBER OF SHARES                   0
  BENEFICIALLY              ----------------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER(2)
     EACH                          640,000 shares of Common Stock and
   REPORTING                       320,000 shares of Class B Common Stock
    PERSON                  ----------------------------------------------------
    WITH                    9      SOLE DISPOSITIVE POWER
                                   0
                            ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER(2)
                                   640,000 shares of Common Stock and
                                   320,000 shares of Class B Common Stock

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         640,000 shares of Common Stock and
         320,000 shares of Class B Common Stock

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /


-------

(2) In addition to the shares reported above in (8) and (10), the filing person is co-trustee with William Wrigley, Jr. of various Wrigley family trusts holding 13,945,873 shares of Common Stock and 10,878,129 shares of Class B Common Stock. The co-trustees share voting and dispositive power, but in the event of disagreement between the co-trustees regarding the voting, sale, exchange or disposition of the Wm. Wrigley Jr. Company stock in these trusts, William Wrigley, Jr. as an officer of the Wm. Wrigley Jr. Company, directs the voting, sale, exchange or disposition of the stock.

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3% of shares of Common Stock and 0.8% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 0.5% of the issued and outstanding Common Stock.

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14       TYPE OF REPORTING PERSON
         00

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                                                                     Page 4 of 6

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
-----------------------------------------------------------------------

Item 5.  Interest in Securities of the Issuer.

(a) 1,640,028 shares of Common Stock (0.9% of Common outstanding) 800,000 shares of Class B Common Stock (1.9% of Class B Common Stock outstanding)

         Includes 40,028 shares of Common Stock held by the filing person individually.

         Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Ms. Rusack is deemed to beneficially own 2,440,028 shares of Common Stock, representing 1.3% of the issued and outstanding shares, after giving effect to the assumed conversion by Ms. Rusack of the shares of Class B Common Stock.

         The ownership percentages are based upon 183,180,272 shares of Common Stock and 42,146,531 shares of Class B Common Stock outstanding as of October 15, 2002, as reported in the Company's Form 10-Q for the quarter ended September 30, 2002.

(b)      Sole power to vote
         40,028 shares of Common Stock (0.0%)
         0 shares of Class B Common Stock (0.0%)

         Shared power to vote 640,000 shares of Common Stock (0.3% 320,000 shares of Class B Common Stock (0.8%)

         Sole power to dispose 1,000,028 shares of Common Stock (0.5%) 480,000 shares of Class B Common Stock (1.1%)

         Shared power to dispose 640,000 shares of Common Stock (0.3%) 320,000 shares of Class B Common Stock (0.8%)

Power to vote and dispose is shared William J. Hagenah III. Item 2 information for Mr. Hagenah is contained in his Schedule 13D filing. Also see Footnote 2 on Page 3 of this Amendment.



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



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2003                        /s/ Alison Wrigley Rusack
                                                -------------------------------
                                                Alison Wrigley Rusack,
                                                individually and as Co-Trustee
                                                of various Wrigley family trusts



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